October 29, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Attn:	Aslynn Hogue

Re:	Oculus Innovative Sciences, Inc.
Form 10-K for the fiscal year ended March 31, 2010
Filed June 8, 2010
File No. 001-33216

Dear Ms. Hogue:

In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) on the Form 10-K for the fiscal year ended March 31, 2010, the undersigned, being the Chief Operating Officer and General Counsel of Oculus Innovative Sciences, Inc., hereby certifies the following:

•	Oculus Innovative Sciences, Inc. is responsible for both the adequacy and accuracy of the disclosure in the Form 10-K filed June 8, 2010;

•
Oculus Innovative Sciences, Inc. acknowledges that the Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•
Oculus Innovative Sciences, Inc. acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jim Schutz
Jim Schutz
Chief Operating Officer and General Counsel

Date: October 29, 2010